

Mailstop 3233

June 29, 2018

Via E-mail
Mr. Brian Nicholson
Chief Financial Officer
Extended Stay America, Inc.
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277

      Re: Extended Stay America, Inc.
            ESH Hospitality, Inc.
            Form 10-K for the fiscal year ended December 31, 2017
            Filed February 27, 2018
            File No. 001-36190 and 001-36191

Dear Mr. Nicholson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Jennifer Monick

      Jennifer Monick
      Assistant Chief Accountant
      Office of Real Estate and
      Commodities